Exhibit 99.2

mF International Announces Executive Transition as Company Embarks Upon Digital Asset Treasury Strategy

HONG KONG, November 25, 2025 — mF International Limited (Nasdaq: MFI) (“mF” or the “Company”), announced today that Mr. Haoyu Wang has resigned from his position of CEO, director, and chief compliance officer (“CCO”) of the Company effective November 24, 2025. Mr. Dawei Yuan, an entrepreneur with extensive experience in blockchain infrastructure development and security, has been appointed by the board of directors (the “Board”) to succeed Mr. Wang as CEO of the Company, and has been appointed as an executive Director and Chairman of the Board of the Company, effective immediately. This strategic appointment comes at a pivotal moment as the Company establishes its recently announced digital asset treasury strategy, positioning mF to capitalize on the transformative potential of blockchain technology and digital assets. Ms. Yang Liu, executive director and chief financial officer (“CFO”) of the Company, will succeed Mr. Wang in the position of CCO.

Mr. Wang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. The Board has worked closely with Mr. Wang to ensure a smooth leadership transition that maintains business continuity and advances the Company’s strategic initiatives.

Mr. Dawei Yuan is a serial entrepreneur and a dedicated builder of blockchain infrastructure, with a strong technical background in fintech and digital assets. Since April 2023, he has been the Founder of Red Dot Technology Limited, the fintech company behind RedotPay, which achieved unicorn status within just two years of its launch. He has also served as a Director at Trend Up Investment (HK) Limited, a Hong Kong-based asset management firm licensed for Type 1, Type 4, and Type 9 activities, since November 2023, and led the General Management Department at Hangzhou Hengxin Ruixing Private Equity Fund Management Co., Ltd from 2021 to 2023. In 2016, Mr. Yuan co-founded ColdLar Wallet, a secure cold wallet solution for digital assets, emphasizing his commitment to blockchain security and infrastructure development. Mr. Yuan is also a Co-founder of Huobi, acting as its Operations Director from 2013 to 2015, during which Huobi became the largest cryptocurrency exchange in China. His extensive experience in blockchain and digital finance underpins his leadership in innovative projects. He holds a Bachelor’s degree in Mathematics and Computational Science from China University of Petroleum, reflecting his solid technical expertise that supports his entrepreneurial ventures and leadership in blockchain development.

On November 21, 2025, the Company announced its plans to initiate a digital asset treasury strategy. Mr. Dawei Yuan’s appointment as CEO and Chairman of the Board represents a significant step forward in executing this strategy. His proven track record in building blockchain infrastructure, combined with his deep understanding of digital asset security and management built up through previous leadership roles, uniquely positions him to guide mF’s transformation. The Board believes that Mr. Yuan’s expertise in both the technical and business aspects of digital assets will be instrumental in the successful implementation of the Company’s treasury strategy, which will include investments in BCH and other digital assets as a hedge against inflation and a potential source of value creation for shareholders.

Mr. Haoyu Wang stated, “I am grateful for the opportunity to have served as CEO of mF International, and I am confident that the Company is in excellent hands with Dawei at the helm. His exceptional background in blockchain technology and digital asset management makes him the ideal leader to execute mF’s digital asset treasury strategy. I wish Dawei and the entire mF team continued success as they embark on this exciting new chapter.”

Mr. Dawei Yuan stated, “I am honored to join mF International at such a transformative moment in the Company’s history. The digital asset treasury strategy announced last week represents a bold vision for creating long-term shareholder value. I look forward to working with the talented team at mF to execute our treasury strategy while maintaining our commitment to operational excellence and shareholder value creation.”

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. On November 21, 2025 mF announced its plans to initiate a digital asset treasury strategy. The Company’s principal Hong Kong operating subsidiary, m-FINANCE, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located across mainland China, Hong Kong, and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Trader Pro, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

ICR, LLC

Email: mFInternational.IR@icrinc.com